SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28845; File No. 812-13680]

GE Asset Management Incorporated and GE Investment Distributors, Inc.; Notice of Application and Temporary Order

August 11, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to an injunction entered against General Electric Company ("GE") on August 11, 2009 by the United States District Court for the District of Connecticut ("Injunction"), until the Commission takes final action on an application for a permanent order. Applicants also have applied for a permanent order.

Applicants: GE Asset Management Incorporated ("GEAM") and GE Investment Distributors, Inc. ("GEID", collectively with GEAM, the "Applicants").[1]

Filing Date: The application was filed on August 4, 2009, and amended on August 11, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

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[1] Applicants request that any relief granted pursuant to the application also apply to any other company of which GE is or may become an affiliated person (together with the Applicants, the "Covered Persons").

September 8, 2009, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: 3001 Summer Street, Stamford, CT 06904-7900.

For Further Information Contact: Courtney S. Thornton, at (202) 551-6812, or Mary Kay Frech, Branch Chief, at (202) 551-6821, (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1. GE is a large diversified technology, media, and financial services company. GEAM, a Delaware corporation, is a direct, wholly-owned subsidiary of GE. GEAM is registered as an investment adviser under the Investment Advisers Act of 1940 and serves as investment adviser to a number of registered investment companies ("Funds"), including employees' securities companies ("ESCs").[2] GEID is, through GEAM, an indirect, wholly-owned subsidiary of GE. GEID is registered as a broker-

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[2] The ESCs, as defined in section 2(a)(13) of the Act, are open-end management investment companies registered under the Act and provide investment opportunities for certain employees, officers, and directors of GEAM and its affiliates, and other eligible participants.

dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. GEID serves as principal underwriter to a number of Funds.

2.   On August 11, 2009, the United States District Court for the District of Connecticut entered a final judgment, which included the Injunction, against GE ("Judgment") in a matter brought by the Commission.[3] The Commission alleged in the complaint ("Complaint") that, in 2002 and 2003, high level GE accounting executives or other finance personnel approved accounting that was not in compliance with generally accepted accounting principles so as to increase earnings or revenues or to avoid reporting negative financial results. Without admitting or denying the allegations in the Complaint, except as to jurisdiction, GE consented to the entry of the Judgment that included, among other things, the entry of the Injunction, and a civil penalty of $50 million.

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from, among other things, engaging in or continuing any conduct or practice in connection with the purchase or sale of a security, or in connection with activities as an underwriter, broker or dealer, from acting, among other things, as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company. Section 9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines

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[3]   Securities and Exchange Commission v. General Electric Company, Final Judgment as to General Electric Company, 3:09 CV 1235 (RNC) (D. Conn. Aug. 11, 2009).

"affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that GE is an affiliated person of each of the Applicants within the meaning of section 2(a)(3) of the Act. Applicants state that the entry of the Injunction results in Applicants being subject to the disqualification provisions of section 9(a) of the Act.

2. Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) if it is established that these provisions, as applied to the applicants, are unduly or disproportionately severe or that the applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a temporary and permanent order exempting them and other Covered Persons from the disqualification provisions of section 9(a) of the Act.

3. Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4. Applicants state that the alleged conduct giving rise to the Injunction did not involve either of the Applicants acting in the capacity of investment adviser, subadviser or depositor for any Fund or as principal underwriter for any Fund, and no such Funds bought or held any securities issued by GE during the period of misconduct alleged in the Complaint, other than with respect to index funds. Applicants also state that none of

the current or former directors, officers, or employees of the Applicants had any

responsibility for, or involvement in, the violative conduct alleged in the Complaint.

Applicants further state that the personnel at GE who had any responsibility for, or

involvement in, the violations alleged in the Complaint have had no, and will not have any

future, involvement in providing investment advisory, subadvisory, or underwriting

services to the Funds.

5.   Applicants state that their inability to continue to provide investment

advisory, subadvisory and underwriting services to the Funds would result in potential

hardship for the Funds and their shareholders. Applicants state that they will, as soon as

reasonably practical, distribute written materials, including an offer to meet in person to

discuss the materials, to the boards of directors of the Funds ("Boards") for which the

Applicants serve as investment adviser, investment subadviser or principal underwriter,

including the directors who are not "interested persons," as defined in section 2(a)(19) of

the Act, of such Funds, and their independent legal counsel as defined in rule 0-1(a)(6)

under the Act, relating to the circumstances that led to the Injunction, any impact on the

Funds, and the application. Applicants state they will provide the Boards with all

information concerning the Judgment and the application that is necessary for the Funds to

fulfill their disclosure and other obligations under the federal securities laws.

6.   Applicants also state that, if they were barred from providing services to the

Funds, the effect on their businesses and employees would be severe. Applicants state that

they have committed substantial resources to establishing expertise in providing advisory

and distribution services to Funds. Applicants further state that prohibiting them from

providing such services would not only adversely affect their businesses, but would also adversely affect about 500 employees who are involved in those activities.

7.   A predecessor of one of the Applicants previously received an exemption under section 9(c) as the result of conduct that triggered section 9(a), as described in greater detail in the application.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that GEAM and GEID and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from August 11, 2009, until the Commission takes final action on their application for a permanent order.

By the Commission.

Elizabeth M. Murphy
Secretary